Exhibit 21, Form 10-K
Kansas City Life Insurance Company

     SUBSIDIARIES

Kansas City Life Insurance Company’s significant insurance subsidiaries are:

1. Sunset Life Insurance Company of America, a corporation organized under the laws of the State of Washington and redomesticated to the State of Missouri.

2. Old American Insurance Company, a corporation organized under the laws of the State of Missouri.

The Company’s non-insurance subsidiaries are not significant individually or in the aggregate.